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                          Agreement dated July 19, 1996
                                  by and among
                                    KTI, Inc.
                                Thomas A. Bosanko
                                       and
                                Patrick B. Higbie

This Agreement dated this 19th day of July, 1996 witnesseth that:

Whereas, CIBER, Inc. ("CIBER") has made an offer to purchase substantially all of the assets (the "Assets") of the Business Systems Division of DataFocus Incorporated, a Delaware corporation ("DataFocus"), as evidenced by a letter agreement dated July 16, 1996 attached hereto as Exhibit I; and

Whereas, the Board of Directors of KTI, Inc., a New Jersey corporation ("KTI"), the parent and sole stockholder of DataFocus, is willing to approve the sale of the Assets on terms similar to those proposed by CIBER; and

Whereas, Messrs. Bosanko and Higbie have an option to purchase 20% of the common stock of DataFocus for $380,000.00; and

Whereas, the Board of Directors of DataFocus and Messrs. Bosanko and Higbie consented to, and adopted, a Stockholder Appreciation Rights Plan (the "SAR Plan") for the purpose of granting stockholder appreciation rights ("SARs") to certain employees of DataFocus, a copy of which is attached hereto as Exhibit IIa, and amended by the First Amendment thereto, attached hereto as Exhibit IIb; and

Whereas, SARs have been granted to certain employees of DataFocus
("Participants") as shown on Exhibit III attached hereto; and

Whereas, Messrs. Bosanko and Higbie each have options to purchase 16,666 shares of KTI common stock, no par value ("KTI Common Stock"), at $6.00 per share, which options were issued under the KTI Stock Option Plan and are fully vested; and

Whereas, Thomas A. Bosanko has additional options to purchase 66,665 shares of KTI Common Stock at various prices per share, which options were issued under a stock option plan of a corporation previously merged into KTI and are fully vested; and

Whereas, Patrick B. Higbie has additional options to purchase 33,331 shares of KTI Common Stock at various prices per share, which options were issued under a stock option plan of a corporation previously merged into KTI and are fully vested; and
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Whereas, Messrs. Bosanko and Higbie each has an employment contract with KTI, dated as of November 21, 1994, attached hereto as Exhibits IVa and IVb, respectively;

Now therefore, KTI, for itself and on behalf of DataFocus, and Messrs. Bosanko and Higbie for themselves as individuals, hereby agree as follows:

1. If the Board of Directors of KTI shall approve the sale of the Assets to CIBER under terms and conditions satisfactory to such Board, the approval of which shall be evidenced by the signature of one or more Proper Officers of KTI (A "Proper Officer" being the Chairman of the Board of Directors, the President, or a Senior Vice President) on an agreement for the sale of the Assets between KTI and CIBER, then:

         A. Each of Messrs. Bosanko and Higbie may sign consulting agreements with CIBER in form and substance reasonably satisfactory to Messrs. Bosanko and Higbie, respectively, and CIBER. KTI shall have the right to act as the intermediary between CIBER and Messrs. Bosanko and Higbie in the negotiation of such consulting agreements;

         B. Each of Messrs. Bosanko and Higbie shall sign a covenant not to compete with CIBER, enforceable under the laws of Virginia and in form and substance reasonably satisfactory to CIBER and, after consultation with Messrs. Bosanko and Higbie, to KTI for a term of not more than eighteen months from the date of the closing of the sale of the Assets (the "Closing"). Said covenant shall cover client locations within a 50 mile radius of each of Washington, D.C. and Metro Park in Edison, New Jersey. Activities covered by each covenant not to compete will include current Business Systems Division activities and contract computer application software programming, management consulting of information services, PeopleSoft software consulting, millennium date change consulting, network integration consulting and computer systems outsourcing. Each covenant not to compete shall explicitly permit the pursuit of the sale of NuTCRACKER software product ("NuTCRACKER"), including consulting services to port software using NuTCRACKER, by Messrs. Bosanko and Higbie.

         C. Each of the parties hereto shall execute and deliver any and all other documents reasonably requested by CIBER or any other party hereto to implement this Agreement and to permit the sale of the Assets.

Failure by either of Messrs. Bosanko or Higbie to execute and deliver the covenant not to compete, or any other document reasonably requested by KTI or CIBER as set forth in Paragraphs B. and C. above shall cause substantial economic damage to KTI.

2. Each of Messrs. Bosanko and Higbie hereby represents and warrants that the representations and warranties of DataFocus set forth in the letter agreement attached hereto as Exhibit I are true and correct as of the date hereof.

3. Messrs. Bosanko and Higbie on one side, and KTI and DataFocus on the other side have agreed that it would be in the best interests of both sides that the arrangement between Messrs. Bosanko and Higbie be made more definite and predictable. Accordingly, KTI and DataFocus

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and Messrs. Bosanko and Higbie have agreed that, effective at the Closing: (a)
Messrs. Bosanko's and Higbie's stock options to purchase shares of KTI Common Stock be canceled; (b) Messrs. Bosanko's and Higbie's option to purchase 20% of the common stock of DataFocus for $380,000 be canceled; and (c) Messrs. Bosanko's and Higbie's existing employment agreements with KTI be canceled, all in exchange for deferred compensation agreements between Messrs. Bosanko and Higbie and DataFocus for the sum of money indicated opposite their name below:

         Thomas A. Bosanko                        $310,000.00
         Patrick B. Higbie                        $310,000.00

and, as additional compensation, Messrs. Bosanko and Higbie shall receive bonuses from DataFocus in the amount set forth opposite their names below:

         Thomas A. Bosanko                        $292,530.00 (1)(2)
         Patrick B. Higbie                        $209,776.00 (1)(2)

(1) These numbers are estimates and may be modified, using the formula used to develop these numbers and attached hereto as Exhibit V.

(2) FICA and federal and state income taxes shall be withheld from such bonuses as required by law. The deferred compensation agreements must be executed and delivered by Messrs. Bosanko and Higbie on one side and DataFocus on the other side on or before the date of Closing.

Upon cancellation of the employment agreements between Messrs. Bosanko and Higbie, on one side, and KTI, on the other side, at the date of Closing, all obligations due to Messrs. Higbie and Bosanko from KTI thereunder shall cease on said date. Any benefits due to Messrs. Bosanko or Higbie under any DataFocus medical and employee benefit plans, and for accrued but not yet taken vacation days shall be the obligations of DataFocus alone. Thereafter, Messrs. Bosanko and Higbie shall be employees of DataFocus at will, with only such rights as may be conferred upon them by their deferred compensation agreements with DataFocus.

The options of Messrs. Bosanko and Higbie, referred to in 3. (a) and (b) above, shall be terminated at the Closing.

The net amount to be paid to Messrs. Bosanko and Higbie pursuant to this Section 3 shall be paid to Messrs. Bosanko and Higbie, promptly following the Closing of the sale of the Assets.

4. Messrs. Bosanko and Higbie shall request the Board of Directors of DataFocus to revalue its assets so as to increase its surplus, if appropriate, and in an amount necessary, consistent with such Board's fiduciary duties, to permit the payment of the dividend, described below.

Messrs. Bosanko and Higbie, on one side and KTI and DataFocus, on the other side, hereby irrevocably agree that DataFocus shall declare and pay a partial liquidating dividend to KTI on the date of Closing, consisting of cash and accounts receivable, for:

         (A) cash in an amount, equal to:



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         Cash received from CIBER pursuant to the sale of the Assets, as adjusted for prorations, less

         Accounts Payable of the Business Systems Division, retained by DataFocus plus

         Cash on hand of DataFocus, plus

         Cash equivalents owned by DataFocus, plus

         That portion of the security deposits attributable to leased premises subleased, or otherwise assigned or transferred by DataFocus to CIBER (such portion shall be determined when CIBER executes and delivers the appropriate documents to DataFocus, KTI or the landlord), less

         Transaction costs, including without limitation, investment banking and legal fees, in connection with the sale of the Business Systems Division actually paid after the date of determination of cash on hand, less

         Bonuses due to Messrs. Bosanko and Higbie pursuant to Section 3. above, less Sales or use taxes, if any, imposed on the transfer of Assets from DataFocus to CIBER, less

         Costs of buildouts, etc., for demising walls to separate CIBER premises from DataFocus premises, less

         State income taxes, including without limitation, capital gains taxes attributable to the sale of the Assets, for the period from January 1, 1996 to the date of Closing, less

         Any distributions paid under the DataFocus Stockholder Appreciation Rights Plan, less

         Any severance paid to terminated employees of the Business Systems Division of DataFocus, subject to an aggregate limit of $100,000.00, and

         (B) The assignment of all accounts receivable of the Business Systems Division ("Accounts Receivable") (Said assignment shall be satisfactory to KTI's special counsel in form and substance).

Any amounts due from KTI to DataFocus, other than those arising out of this Agreement, shall be forgiven at Closing. Any amounts due from DataFocus to KTI, other than those arising out of this Agreement, shall be forgiven at Closing. Cash on hand and the retained Accounts payable shall be calculated after such forgiveness.

Each of Messrs. Bosanko and Higbie hereby warrants and represents to KTI that, to the best of their knowledge, after careful investigation, DataFocus will have sufficient assets on hand after the payment of the dividend to meet all of DataFocus's current obligations when due.

5. DataFocus shall deposit cash proceeds of Accounts Receivable directly into an account in KTI's name, with such endorsements as may be necessary, pursuant to a receivable agreement (the "Receivable Agreement"). DataFocus shall collect the Accounts Receivable at DataFocus's sole cost. If DataFocus believes that it would be appropriate to incur legal costs and expenses to collect such Accounts Receivable, DataFocus shall request and receive written approval from KTI prior to incurring such expenses. Such legal fees and expenses shall be the sole expense of KTI when so approved. The Receivable Agreement shall further provide that Accounts Receivable may not be compromised or settled without KTI's prior written consent. For accounting

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purposes, DataFocus shall credit cash received from a single customer in date order of the invoices issued, unless otherwise designated by the customer

Messrs. Bosanko and Higbie acknowledge that the bonuses computed in accordance with Exhibit V assume that the Accounts Receivable will be collected in the amount indicated. To the extent that aggregate collections received during the six month period following the date of Closing vary, plus or minus, Messrs. Bosanko and Higbie shall receive 10% of such variance from KTI, or reimburse KTI for such variance.

If sales or use taxes used in determining Messrs. Bosanko and Higbie's bonuses are underestimated, KTI shall reimburse DataFocus for 80% of any such deficit. Messrs. Bosanko and Higbie shall reimburse DataFocus for the remaining 20% of said deficit. If sale or use taxes used in determining Messrs. Bosanko and Higbie's bonuses are overestimated, DataFocus shall pay 80% of the excess to KTI and 10% each to Messrs. Bosanko and Higbie.

6. KTI shall deposit $150,000.00 in an interest bearing account in its name with a Bank of its selection. The funds in such account shall be used to pay any lease and buildout expenses for that portion of the premises in the Metro Park, New Jersey premises which are not occupied by either CIBER or DataFocus. Funds may be withdrawn by KTI solely for such expenses. To the extent that funds remain in such account upon final disposition of such portion of the premises, the surplus shall be distributed 80% to KTI, 10% to Thomas A. Bosanko and 10% to Patrick B. Higbie. If the funds in such account are insufficient, the aforementioned parties shall contribute funds promptly, upon receipt of a written request from KTI, in the same proportions. Upon the termination of all obligations for such premises, KTI shall deliver an accounting for the disbursement of funds from such account. Any interest earned on said account shall be taxable to each party, in accordance with their interests.

7. KTI shall use its best efforts to cause any gain on the sale of Assets to CIBER to be included in KTI's consolidated Federal income tax return. DataFocus and Messrs. Bosanko and Higbie shall use their best efforts to cooperate with KTI to achieve this goal, and shall make any election or other action reasonably requested to achieve such goal.

8. Messrs. Bosanko and Higbie shall have the option to purchase all of the common stock of DataFocus, after the payment of the dividend described in
Section 2 above, commencing on the next business day after the date of Closing and terminating five business days thereafter. Said option may be exercised by the payment by Messrs. Bosanko and Higbie to KTI of:

         Cash in the amount of $5,000.00, plus

         The execution and delivery of a royalty agreement between DataFocus and KTI, in form and substance reasonably satisfactory to KTI's special counsel, providing for a payment by DataFocus to KTI of a base royalty of $5,000.00 per month, plus

         Additional royalty of 5% of net NuTCRACKER product revenue (actual cash sales proceeds, less cash actually paid for returns and less cash paid for royalties) in excess of $4,000,000.00 per year. (Payments for any period, less than a complete year for years later than 1996, will be annualized to determine the appropriate percentage royalty, e.g., a one month period with $500,000 in net NuTCRACKER product revenue would result in



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         annualized net NuTCRACKER product revenue of $6,000,000 and require a royalty payment of $13,333.33 for such month, which number includes the base royalty.) The additional royalty for 1996 will be calculated on, and paid on, total net NuTCRACKER product revenue in excess of $4,000,000 for calendar 1996.

If said option is exercised, KTI will loan up to $500,000.00 to Messrs. Bosanko and Higbie individually, on the condition that they will, in turn, make such funds available to DataFocus.. The initial loan or loans shall be not less than $300,000.00, without DataFocus's approval. Messrs. Bosanko and Higbie may request and receive additional loans within six months of the date of the exercise of Messrs. Bosanko's and Higbie's option to purchase DataFocus if KTI has received not less than $200,000.00 in cash from the proceeds of collection of the Accounts Receivable. Such additional loans, together with the initial loan may not exceed $500,000.00 in the aggregate, calculated on the highest level of disbursement on each loan. The Notes will provide for amortization over 4 years from the date of issuance of the first loan, with level quarterly payments on principal, and monthly payments of interest. The interest rate shall be eight percent per annum, calculated on actual days and a 365 or 366 day year as appropriate. The Notes will have no prepayment penalties. The Notes, royalty agreement and all payment obligations of DataFocus to KTI, pursuant to Sections 5 and 6 will be secured by 73,724 shares of KTI Common Stock . The Collateral Value of KTI Common Stock shall change quarterly, commencing on the first business day of each quarter, based on the closing sale, or bid price, as appropriate, on the last business day of the preceding quarter. A portion of the Collateral may be returned if such Collateral exceeds 150% of the sum of the then principal amount of the Notes, any accrued and unpaid royalties and any accrued and unpaid payment obligations. Additional Collateral shall be deposited (subject to a maximum number of shares of KTI Common Stock of 73,724), or Collateral released as appropriate upon written request of the party desiring action to be taken. All documentation for the Note shall be reasonably satisfactory to KTI's counsel

A default in the payment of royalties or in the payment of any payment obligations pursuant to Sections 5 and 6 by DataFocus to KTI shall be a default on the Note or Notes.

Royalties payable will terminate 3 years after the date of the final payment on the Note, unless terminated earlier, pursuant to the immediately following sentence. After the date of Closing, DataFocus shall have the option to terminate the royalties payable hereunder for a single payment, in cash, in an amount equal to: (i) $400,000 during the first year after the date of Closing;
(ii) 3 times the prior year's royalties during the second year after the date of Closing; (iii) 2 times the prior year's royalties during the third year after the date of Closing; and (iv) the prior year's royalties during the fourth and subsequent years after the date of Closing. Additional royalty payments shall be made each calendar quarter, by the tenth business day of the following quarter, based on good faith estimates of the additional royalty payments for the entire year.


9. DataFocus shall have its financial statements audited by an auditor of national reputation, or an auditing firm which is a member of the SEC section of the AICPA and which is reasonably acceptable to KTI.

10. DataFocus shall cooperate with CIBER in connection with the division of the current office space in the Fairfax premises and the Metro Park premises. If CIBER and DataFocus are unable



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to agree, DataFocus must accede to CIBER's requirements for the partition of such office space into separate offices.

DataFocus may not lease any office space in the State of New Jersey so long as KTI shall have any obligation for any portion of the Metro Park premises. DataFocus shall indemnify KTI for any damages suffered by KTI because of a breach of leases by DataFocus in connection with the premises in Fairfax, Virginia and Metro Park, New Jersey occupied by DataFocus, and not subleased to CIBER. Certain employees of DataFocus will occupy a portion of the Metro Park leased space for a short period of time. When such portion has been vacated and is available for rental to a third party, then DataFocus's obligations for such portion of the Metro Park leased premises will cease.

11. For purposes of computing payments due pursuant to the sale of Assets under the SAR Plan, the net proceeds of the sale of the Assets (the "Net Proceeds") shall be as follows (all amounts to be determined as of the date of Closing, unless otherwise indicated in this Section):

         Cash received from CIBER pursuant to the sale of the Assets, as adjusted for prorations, less
         Retained liabilities of DataFocus, including vacation pay, less
         Any funds due to KTI from DataFocus per KTI's books (currently consisting of routine administrative charges accruing in the normal course of business), plus
         Any funds due from KTI to DataFocus, per KTI's books (currently consisting of a loan of approximately $200,000.00), less
         Cash placed into escrow, plus
         Cash on hand and cash equivalents, held by DataFocus and delivered to KTI, plus Accounts Receivable, less
         Cash paid to Messrs. Bosanko and Higbie pursuant to Section 3(a), less The net present value, using a discount rate of 8%, of lease obligations for that portion of the DataFocus premises in Fairfax, Virginia not assumed by CIBER (the "Fairfax premises"), less
         The net present value, using a discount rate of 8%, of lease obligations for that portion of the Metro Park, New Jersey premises not assumed by CIBER (the "Metro Park premises"),less
         Any buildout expenses incurred in connection with the division of office space in the Fairfax premises or in the Metro Park premises, less
         State income taxes, including without limitation, capital gains taxes attributable to the sale of the Assets, for the period from January 1, 1996 to the date of Closing, less
         Any severance costs for Business Systems Division employees not hired by CIBER, plus
         Any recoveries realized by DataFocus from the subleasing or other resolution of the leases for the Fairfax premises and the Metro Park premises, when received, plus
         Funds when released to DataFocus from the escrow referred to above, less
         Any sales or use taxes, if any, imposed on the sale of the Assets, but not any income or capital gains taxes imposed thereon, less
         All transaction costs paid or accrued in connection with the sale of DataFocus, including, without limitation, accountants, investment banking fees and legal fees and expenses.



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12.      (a) Subject to the limitations set forth in subsection (c) below,
Messrs. Bosanko and Higbie hereby agree to indemnify and hold harmless each of KTI and DataFocus and its affiliates, directors, officers and agents from and against 20% of any and all costs, losses, liabilities damages, claims or expenses, including, without limitation, litigation costs, penalties and interest and reasonable attorneys' fees, experts' fees and court costs, actually incurred, sustained, accrued or paid by any such indemnitee and arising out of or resulting from any misrepresentation or breach of any warranty made by DataFocus or KTI (except for warranties relating solely to KTI) in the agreement for the purchase of the Assets by CIBER (the "Asset Agreement"), or the schedules annexed thereto or the transactions contemplated thereby.

         (b) If any claim is made, or litigation is commenced in respect of which indemnity may be sought hereunder, the party seeking indemnification (the "Aggrieved Party") shall, upon being legally served with, or otherwise notified of, such claim or litigation, promptly notify the party from whom indemnity is sought (the "Indemnifying Party") thereof in writing, and the Indemnifying Party shall, at its expense, thereupon fulfill his obligation to defend the Aggrieved Party against any such claim or litigation; provided, however, that the failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from (i) any liability under this Section 4, except to the extent that it has been prejudiced in any material respect by such failure, or (ii) any liability it may have otherwise. The Aggrieved Party's counsel may participate in the defense of any such claim or litigation, provided that the Indemnifying Party shall direct and control the defense of any such claim or litigation. Any such participation of the Aggrieved Party shall be at the Aggrieved Party's expense of any such claim or litigation, provided that the Indemnifying Party shall direct and control the defense of any such litigation.

         (c) No indemnity claim may be made hereunder with respect to the Asset Agreement unless such claim is made before eighteen months after the date of Closing; provided, however, that any indemnity claim will be deemed to have been made upon the date the notice described below is received if there shall have occurred any misrepresentation or breach of any warranty made by DataFocus in the Asset Agreement or the schedules annexed thereto or the transactions contemplated thereby and the Aggrieved Party shall have given written notice thereof to the Indemnifying Party setting out the basis for such indemnity claim before eighteen months after the date of Closing.

         (d) Any amount for indemnification payable by the Indemnifying Party to the Aggrieved Party pursuant to the terms hereof shall be payable in cash.

13. KTI shall indemnify Messrs. Bosanko and Higbie and DataFocus against any claim asserted against DataFocus, after the exercise by Messrs. Bosanko and Higbie of their option to purchase DataFocus, for any and all income taxes, interest and penalties due to the inclusion of DataFocus in KTI's consolidated Federal income tax for calendar 1995 and prior tax years. KTI shall indemnify Messrs. Bosanko and Higbie and DataFocus against any claim asserted against DataFocus, after the exercise of their option to purchase DataFocus, for any and all income taxes, interest and penalties due on DataFocus's State income tax returns for calendar 1995 and prior tax years. KTI shall indemnify DataFocus for any Federal capital gains taxes, or Federal income taxes, interest and penalties for that portion of the 1996 tax year ending on the day immediately prior to the date on which Messrs. Bosanko and Higbie exercise their option to purchase



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DataFocus, so long as such date is at least one business day after the Closing.
KTI will pay, or reimburse DataFocus for, State income taxes: (A) with respect to Virginia, an amount equal to the amount of State income taxes that would be owed, if 1996 State income taxes would have been calculated for that portion of 1996 ending on the date immediately preceding the date on which Messrs. Bosanko and Higbie exercised their option to purchase DataFocus, assuming that DataFocus had no additional income or expenses for the balance of the year; and (B) with respect to New Jersey; the lesser of: (1) an amount equal to the amount of State income taxes that would be owed, if 1996 State income taxes would have been calculated for that portion of 1996 ending on the date immediately preceding the date on which Messrs. Bosanko and Higbie exercised their option to purchase DataFocus, assuming that DataFocus had no additional income or expenses for the balance of the year; and (2) the proportionate share of income tax payable, prorating the actual amount of State taxes due for 1996, based on (3) DataFocus's taxable income for in that portion of the year immediately prior to the date on which Messrs. Bosanko and Higbie exercise their option, and (4) DataFocus's taxable income for the balance of 1996, reduced for both States by the reserve for State income taxes held by DataFocus under Section 2. above. In no event shall KTI be required to pay more than the State Taxes actually paid by DataFocus. If the reserve held for State income taxes referred to in Section 2. above exceeds such State income tax, 80% of the surplus shall be distributed to KTI and 10% each to Messrs. Bosanko and Higbie.

KTI represents and warrants to Messrs. Bosanko and Higbie that all Employee Benefit Plans of KTI (the "Plans"), prior to the date on which Messrs. Bosanko and Higbie exercise their option to purchase DataFocus: (1) have not engaged in any "prohibited transactions"; (2) are in material compliance with the applicable provisions of the Employee Retirement Income Security Act of 1974 and the regulations thereto ("ERISA"); and (3) have not been completely or partially terminated nor has there been any "reportable events". None of the Plans has an accumulated funding deficiency

KTI represents and warrants that it and its subsidiaries and its PERC affiliate are in material compliance with all applicable Environmental Laws, including without limitation, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, and other similar Federal and State laws. Neither KTI or any of its subsidiaries or affiliates has received any written communication that alleges, or is aware of any pending allegation of, any current violation of applicable Environmental Laws.

KTI shall indemnify and hold each of Messrs. Bosanko and Higbie and DataFocus and their affiliates, directors, officers from and against any and all costs, losses, liabilities, damages, claims or expenses, including, without limitation, litigation costs, penalties and interest and reasonable attorneys' fees, experts' fees and court costs, actually incurred, sustained, accrued or paid by Messrs. Bosanko and Higbie or DataFocus due to a breach of the above representations or warranties, except that such indemnification shall be limited to 80% of such amounts for any damages relating to DataFocus.

After exercise by Messrs. Bosanko and Higbie of their option to purchase all of the stock of DataFocus, DataFocus shall be entitled to indemnification from KTI to the same intent and effect as Messrs. Bosanko and Higbie.



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14. Messrs. Bosanko and Higbie shall resign all of their positions with every subsidiary of KTI, other than DataFocus, at the Closing, if so requested by KTI.

15. Messrs. Bosanko and Higbie, DataFocus on one side, and KTI on the other side, shall exchange mutual releases of any and all claims between such parties to be effective at the exercise of the Bosanko and Higbie option to purchase the common stock of DataFocus. At that time, this Agreement (including, without limitation, the documents and instruments referred to herein) shall constitute the entire agreement between the parties and shall supersede and replace any and all agreements and obligations, whether written or oral, between Messrs. Bosanko and Higbie and DataFocus, on one side, and KTI on the other side. The parties hereto agree that, from and after the Closing, no suit may be brought by any party hereto for any reason other than to enforce this Agreement and the documents to be entered into pursuant to this Agreement. Notwithstanding this Section, this Agreement shall not impair any obligation which KTI may have to Thomas A. Bosanko solely in his capacity as a director of KTI.

16. If the sale of the Assets to CIBER is not completed, all Sections of this Agreement, other than the second to last paragraph of Section 1, shall have no force or effect. The last paragraph of Section 1. shall continue in full force and effect, notwithstanding any failure to complete the Closing.

17. This Agreement may be amended by the parties hereto, by an action taken and properly authorized at any time; provided that this Agreement may not be amended except by an instrument in writing signed by the parties hereto.

18. Whether or not the transactions contemplated hereby are consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

19. THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW JERSEY, WITHOUT REGARD TO ANY APPLICABLE CONFLICTS OF LAWS PRINCIPLES THEREOF.

20. This Agreement may be executed in two or more counterparts, all of which shall constitute one and the same agreement, and shall be effective when two or more counterparts have been signed by each of the parties hereto and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

In witness whereof, the undersigned have executed and delivered this Agreement on the date first above written.

                                            KTI, Inc.

                                            By:

- -----------------       -----------------         ---------------------
Thomas A. Bosanko       Patrick B. Higbie         Senior Vice President


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